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November 28, 2023		NR 09 – 2023

Avrupa Minerals Updates Drilling Results at the
Sesmarias VMS target, Alvalade JV, Portugal

•Company completes drilling at Sesmarias for 2023

•Five holes drilled in the Sesmarias Central area targeting potentially high-grade hinge zone of Sesmarias synform-shaped VMS target;

•One hole drilled to test potential west limb mineralization in the Sesmarias South area.

•Company completes IP-Res geophysical survey over Sesmarias Central and North areas: results pending.

•Partners Avrupa Minerals and Sandfire Minerals making plans for continued work at Sesmarias in 2024.

Avrupa Minerals Ltd. (TSXV: AVU) is pleased to update the investor community concerning progress at the Sesmarias copper-zinc massive sulfide prospect, located within the Alvalade Joint Venture Project in the Iberian Pyrite Belt of Portugal. The program is a joint venture between Avrupa Minerals (“AVU” or “Company”) and Minas de Aguas Teñidas, S.A. (“Sandfire MATSA” or “MATSA”) through their local subsidiaries. Avrupa continues to operate the project through the JV entity PorMining Lda., and MATSA continues to fund the exploration work. Previously, through the JV, during 2020-2021, the Company drilled 17 diamond drill holes at Sesmarias, totaling 8,900 meters, on six different fences along a strike length of 400 meters in the Sesmarias North Zone.

The JV returned to drilling at Sesmarias in mid-April 2023, targeting the Central Zone, where Avrupa drilled the high-grade discovery hole, SES002, in 2014 (see February 27,  2014 News Release). Follow-up drilling in the immediate discovery area at that time unsuccessfully targeted shallow extensions of the mineralization seen in SES002 at a depth of about 150 meters. Armed with a significantly upgraded targeting model, constructed from 46 holes, totaling nearly 20,000 meters at Sesmarias since 2014, the JV geological team aimed deeper to 400 meters depth to attempt to locate further high-grade mineralization.

As reported in June (see June 12, 2023 News Release), the JV intersected strong copper-zinc massive sulfide mineralization in SES23-047. Since completion of that hole, the JV drilled a further five holes, totaling 2,766 meters, in the Sesmarias Central and South Zones. Total drilling at Sesmarias is now at 22,612 meters in 52 diamond drill holes, over a mineralized strike length of 1,700 meters.

The following general schematic section demonstrates how the target is perceived after 52 drillholes, geological and structural interpretation, surface geochemistry, and a variety of geophysical surveys since the original discovery in 2014.

SESMARIAS SCHEMATIC SECTION

SW
NE
SES019
SES020
SES022
SES23-052
SES026
SES003
SES002
SES21-036
SES23-048
SES21-044
SES23-049
SES23-047
SES23-051
SES23-050
Looking NW
Field of view (SW-NE) - 500m
Depth of view (strike length) - 1400 m
Sesmarias North
Sesmarias Central
Sesmarias South
000
070 S
120 S
250 S
350 S
500 S
650 S
800 S
950 S
1100 S
551200 E
550700 E
4204500 N
4204000 N
4203500 N
SES21-035
SES21-034
SES21-037
SES21-036
SES008
SES21-033
SES21-032
SES21-038
SES20-031
SES028
SES21-039
SES025
SES21-045
SES21-046
SES21-044
SES21-043/043A
SES21-040
SES21-042
SES009
SES015
SES23-049
SES23-051
SM0601
SM0602
SES006
SES005
SES030
SES23-047
SES002
SES21-041
SES003
SES007
SES004
SES23-048
SES027
SES016/16A
SES017
SES23-050
SES012
SES026
SES029
SES23-052
SES022
SES020
SES019
Legend
Tertiary
Spilites
Massive + semi-massive sulphides
Stockwork
Potential sulphide mineralisation
Mineral horizon: Black shales + felsic rocks
Main thrust faults
Drill collars
2023 drillholes
Previous drillholes

Figure 1. Schematic cross section of the Sesmarias massive sulfide target. Note that the field of view is 500 meters SW to NE and encompasses 1,400 meters of strike length of mineralization from SE to NW. Most of the drilling in the just-completed phase targeted the hinge zone of the Sesmarias synform in the Central area. Due to small, but important, post-mineral structural complications and drilling difficulties, three of five holes intersected the hinge zone massive mineralization and/or stockwork, feeder-style mineralization, while one hole intersected the synform above targeted mineralization, and one hole missed below the hinge zone. The sixth hole targeted massive sulfide mineralization on west limb of the synform in the Sesmarias South area. The schematic section suggests that there is significant, unexplored target area in the hinge zone along strike and in both limbs of the synform, as well, along strike.

Encouraging results continued in the 6-hole phase of drilling in the Central and South areas on five separate fences over 600 meters of mineralized strike length. The following diagram shows the extent of drilling in the Sesmarias North and Central Zones from SES019 northwest to SES21-036 as shown in the general schematic section. The six recently-completed drill holes are highlighted in red.

000
070 S
120 S
250 S
350 S
500 S
650 S
800 S
950 S
1100 S
Sesmarias North
Sesmarias Central
Sesmarias South
551200 E
550700 E
4204500 N
4204000 N
4203500 N
SES21-035
SES21-034
SES21-037
SES21-036
SES008
SES21-033
SES21-032
SES21-038
SES20-031
SES21-039
SES028
SES025
SES21-045
SES21-046
SES21-043/043A
SES21-044
SES21-040
SES21-042
SES009
SES015
SES23-049
SES23-051
SM0601
SM0602
SES006
SES005
SES030
SES23-047
SES002
SES21-041
SES003
SES007
SES004
SES23-048
SES027
SES016/16A
SES017
SES23-050
SES012
SES026
SES029
SES23-052
SES022
SES020
SES019
SES0

Figure 2. Drill hole locations and sections for Sesmarias North and Central (2014-2023).

The following tables summarize the most important results from the most recent drilling in the Sesmarias massive sulfide target area:

SES23-047

Drillhole		Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-047		26.95	393.80	420.75	2.18	2.58	5.60	88.2	0.33
	w/i	43.40	392.80	436.20	1.51	2.15	4.78	64.1	0.26

Table 1. Previously-reported high-grade results from SES23-047. The hole intersected massive sulfides near the presumed bottom of the hinge zone on Section 650 South.

A
B
SES003
SES002
SES21-041
SES23-047
100
-100
-100
-100
200
-200
-200
-300
-300
-400
-400
-500
-500
?
?
?
100m
50m

Looking 30ºW

550700
550800
550900
551000
551100
4204200
4204100
4204000
A
B
SES006
SES005
SES030
SES002
SES21-041
SES23-047
SES007
SES003
SES004
SES027
SES16A
SES016
SES23-048
Ongoing drill-hole
SES017
0
50
100 m

Legend

- Tertiary
- Spilites
- Intrusive mafic rocks
- Grey/green shales (± volcanogenic shales)
- **Massive + semi-massive**
- **Stockwork/replacement sulphides (>20%)**
- **Possible/Potential mineralisation**
- **Mineral horizon:** Black shales + felsic rocks
- Volcanogenic shales
- Felsic rocks (Rhyolite to Rhyodacite)
- Phyllites, quartzites and quartzgreywackes to greywackes (PQ)
- Main faults/ thrusts

PORMINING

C Rosa, F Valente, E Soares, S Ramos, P Kuhn

Figure 3. Section 650 South showing SES002, SES003, SES23-041, and SES23-047.Note that SES23-041 crossed the Sesmarias synform above the hinge zone, and missed mineralization. It appears that the high grade SES002/003 mineralization may have been displaced from the larger hinge zone target intersected by SES23-047.

SES23-048

Drillhole		Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-048		9.20	419.10	428.30	1.20	1.46	3.05	30.1	0.43
	and	8.30	428.30	436.60	0.31	anom.	0.33	anom.	0.43
	total	17.50	419.10	436.60	0.78	---	---	---	0.43
	also	0.25	348.40	348.65	1.01	0.74	1.32	39.2	0.14

Table 2. New results for SES23-048. The hole intersected 9.2 meters of massive sulfide mineralization, followed by 8.3 meters of stockwork sulfide mineralization near the presumed top of the hinge zone, or possibly on the western, upright limb of the Sesmarias synform on Section 800 South.

Simplified geological section SES016A - SES23-048

A
B
SES016A
SES23-048
50
100
150
200
250
300
350
400
450
500
?
100m
50m
Looking 40ºW
SES015
SES23-049
SM0602
SM0601
SES006
SES005
SES030
SES002
SES21-041
SES23-047
SES003
SES007
SES004
SES027
SES016A
SES016
SES23-048
SES017
SES23-050
SES012
SES026
SES029
Legend
Tertiary
Shales and greywackes (Mértola Fm.)
Spilites
Intrusive mafic rocks
Upper green and purple shales
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork/replacement sulphides (>20%)
Possible/Potential mineralisation
Mineral horizon: Black shales + felsic rocks
Phyllites, quartzites and quartz graywackes (PQ)
Main thrust faults
Main brittle faults

PORMINING

C Rosa, F Valente, E Soares, S Ramos, P Kuhn

Figure 4. Section 800 South showing SES23-048

SES23-049

Drillhole	Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-049	no significant results
	0.70	332.55	333.25	0.29	0.19	0.32	anom.	anom.

Table 3. SES23-049 did not cut significant mineralization, as the hole crossed too high in the Sesmarias synform, much like SES23-041, drilled in 2021. Fragments of massive sulfide mineralization are present in the major thrust fault that bounds and cuts the eastern, overturned limb of the Sesmarias synform.

Figure 5. Section 500 South showing SES23-049 and SES23-051. SES23-049 crossed the synform above the hinge zone, while SES23-051 crossed zinc-rich stockwork sulfide mineralization below the hinge zone. Significant results for SES23-051 are found below in Table 5.

SES23-050

Drillhole	Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-050	samples in lab -- no significant results expected, though crossed faulted east limb at 397.50 to 398.70 meters, below hinge zone

Table 4. SES23-050 did not intersect any significant visible mineralization, as the hole crossed beneath the Sesmarias synform. It did cross the eastern limb fault containing abundant disseminated and fragmented pyrite.

Simplified geological section - SES23-050

A
B
SES029
SES026
SES017
SES23-050
100
200
300
400
?
100m
50m

B
A
SES027
SES016A
SES016
SES23-048
SES017
SES23-050
SES012
SES026
SES029
SES022
SES020
0
75
150 m
Legend
Tertiary
Spilites
Intrusive mafic rocks
Grey/green shales (±volcanogenic shales)
Massive + semi-massive
Stockwork/replacement sulphides (>20%)
Possible/Potential mineralisation
Mineral horizon:Black shales + felsic rocks
Volcanogenic shales
Felsic rocks (Rhyolite to Rhyodacite)
Phyllites, quartzites and quartzgreywackes to greywackes (PQ)
Main faults/ thrusts

PORMINING

C Rosa, F Valente, E Soares, S Ramos, P Kuhn

Figure 6. Section 950 South showing SES23-050 crossing below the hinge zone. Folding of the hinge zone is possible, as shown in the section, but not yet confirmed.

SES23-051

Drillhole		Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-051		9.00	456.80	465.80	anom.	0.99	2.35	11.7	anom.
	and	8.00	467.80	475.80	anom.	3.04	3.47	50.7	wk anom.
	strong stkwk	19.00	456.80	475.80	---	1.77	2.61	27.3	---
	total stkwk	30.70	456.80	487.50	---	1.18	1.88	17.8	---
	remainder of samples in lab -- no significant results expected, below hinge zone

Table 5. SES23-051 crossed 30.7 meters of zinc-rich stockwork sulfide mineralization beneath the hinge zone. This included an intercept of 9 meters of semi-massive to massive sulfide mineralization and a further zone of 8 meters of semi-massive sulfides, followed by another 11.7 meters of stockwork sulfide mineralization. The cross section for SES23-051 is shown above in Figure 4.

SES23-052

Drillhole		Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-052		5.60	358.60	364.20	0.45	---	---	---	0.33
	and	7.00	366.20	373.20	anom.	0.84	2.72	24.8	wk anom.
	incl.	4.00	368.20	372.20	anom.		3.40		wk anom.
		3.00	370.20	373.20	anom.	1.33			wk anom.
		2.00	370.20	372.20	anom.			45.1	wk anom.
	w/i	28.40	358.60	387.00	total zone of sulfides, including insipient stkwk to massive mineralization now cutting remainder of samples -- no significant intervals of high-grade results expected, though several zones of stkwk exist

Table 6. SES23-52 crossed the western, upright limb of the Sesmarias synform in the Sesmarias South area. This is the first deeper intersection of the western limb in the Central and South zones at Sesmarias. The intersect included 28.4 meters of variable sulfide mineralization from stockwork to massive mineralization.

Simplified geological section SES022 - SES23-052

A
B
SES022
SES23-052
100
100
200
200
300
300
400
400
500
600
?
?
100m
50m
Looking 40ºW
551000
551100
551200
551300
SES23-052
SES022
SES020
SES019
SES018
Legend
Tertiary
Shales and greywackes (Mértola Fm.)
Upper black shales
Spilites
Intrusive mafic rocks
Upper green and purple shales
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Disseminated sulphides
Possible/Potential mineralisation
Mineral horizon: Black shales ± felsic rocks
Felsic rocks (Rhyolite to Rhyodacite)
Lower green and purple shales (with pumice breccia and limestones)
Phyllites, quartzites and quartz graywackes (PQ)
Main thrust faults
Main brittle faults

PORMINING

C Rosa, E Soares, S Ramos, P Kuhn

Figure 7. Section 1100 South showing SES022 and SES23-052 cutting the western limb of the Sesmarias synform.

Paul Kuhn, President and CEO of Avrupa Minerals, commented, “Geochemical and geological results from drilling in the Sesmarias Central and South Zones this year are a really positive revelation after nine years of working at Sesmarias. The Team has put together a great, drillable massive sulfide target, and the results are confirming the robustness of that target. It is clearly zoned along strike and proximity to the hinge zone in the central area, yet still has close to 2000 meters of mineralized strike length potential. We are looking forward to continuing upgrade of the mineralization in the coming months.”

The Joint Venture just completed a 6-line, 2100-meter-long IP-Resistivity survey covering the North and Central Zones. The hope is that the survey can assist in identification of stockwork sulfide mineralization in proximity to massive sulfides. We expect final results before the end of the month and these will be reported in due time.

Minas de Aguas Teñidas, S.A. (“Sandfire MATSA” or “MATSA”) is a mining company which owns and operates the MATSA Mining Operations in the Huelva province of Spain. With a processing plant located to the north of the Iberian Pyrite Belt that sources ore from three underground mines, Aguas Teñidas and Magdalena Mines in Almonaster la Real and the Sotiel Mine in Calañas, Sandfire MATSA produces copper, zinc and lead mineral concentrates that are sold from the port of Huelva. Sandfire MATSA also holds an extensive portfolio of exploration tenements in both Portugal and Spain. Sandfire MATSA is a wholly-owned company of Sandfire Resources Limited, one of the largest copper-focused companies on the Australian Securities Exchange (ASX: SFR).

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model. The Company holds one 49%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire MATSA in an earn-in joint venture agreement. The Company now holds one 100%-owned exploration license covering the Slivova gold prospect in Kosovo, and is actively advancing four prospects in central Finland through its in-process acquisition of Akkerman Finland Oy. Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo. The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content. Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. He has reviewed the technical disclosure in this release. Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.